Exhibit 99.1


                         G. WILLI-FOOD INTERNATIONAL LTD
                    ANNOUNCES RESULTS FOR THE FOURTH QUARTER
                    AND FOR THE YEAR ENDED DECEMBER 31, 2002

            SALES DECREASE OF 12%, NET LOSS OF NIS 240,000 COMPARE TO
                            NET INCOME OF NIS 526,000


Yavne, Israel, April 1, 2003.

G. Willi-Food International Ltd. (NASDAQ: WILCF) reported today its audited financial results for the fourth quarter and for the year ended December 31, 2002.

The three months ended December 31, 2002:
Total sales for the three months ended December 31, 2002, decreased by 12% to NIS 26,148,000 (US$ 5,520,000) from NIS 29,686,000 (US$ 6,267,000) for the same period in 2001. The decrease in total sales for the three months ended December 31, 2002 compare to the same period in 2001, is accounted for by a fall in the price of food products due to the deepening of the recession in the Israeli market, the growth in unemployment, which is causing a decrease in the purchasing power in the Israeli market, and an increase in local competition.

Gross profit for the three months ended December 31, 2002, decreased by 39% to NIS 2,566,000 (US$ 542,000) from NIS 4,228,000 (US$ 893,000) for the same period in 2001. The gross profit represents 10% of the total sales for the three months ended December 31, 2002 compare to 14% for the same period in 2001. The decrease in gross profit for the three months ended December 31, 2002 compare to the same period in 2001, is accounted for, among other reasons, by a decrease in the sales prices to customers due to increased competition and other market factors, mainly because supermarket chains enjoy large purchasing power and cause a decrease in the prices at which they purchase.

Operating loss for the three months ended December 31, 2002 increased by 118% to NIS 1,642,000 (US$ 346,000) from NIS 756,000 (US$ 159,000) for the same period in 2001.

Net loss for the three months ended December 31, 2002 was NIS 240,000 (US$ 50,000) compare to net income of NIS 526,000 (US$ 112,000) for the same period in 2001.

Basic losses per share for the three months ended December 31, 2002 were NIS
0.06 (US$ 0.013) compare to basic earnings per share of NIS 0.12 (US$ 0.026) for the same period in 2001.

The year ended December 31, 2002:
Total sales for the year ended December 31, 2002, decreased by 3% to NIS 131,346,000 (US$ 27,728,000) from NIS 135,577,000 (US$ 28,621,000) for the same period in 2001.

Gross profit for the year ended December 31, 2002, decreased by 8% to NIS 28,277,000 (US$ 5,970,000) from NIS 30,644,000 (US$ 6,469,000) for the same period in 2001. The gross profit represents 22% of the total sales for the year ended December 31, 2002 compare to 23% for the same period in 2001. Operating income for the year ended December 31, 2002 decreased by 13% to NIS 9,703,000 (US$ 2,049,000) from NIS 11,224,000 (US$ 2,369,000) for the same period in 2001.

Net income for the year ended December 31, 2002 decreased by 18% to NIS 7,192,000 (US$ 1,519,000) from NIS 8,797,000 (US$ 1,857,000) for the same period in 2001.

Basic earnings per share for the year ended December 31, 2002 were NIS 1.68 (US$ 0.35) compare to NIS 2.06 (US$ 0.43) for the same period in 2001.


G. Willi-Food International Ltd. is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.


                                     G. WILLI-FOOD INTERNATIONAL LTD.

                                       CONSOLIDATED BALANCE SHEETS

                                                                                    December 31,
                                                                      -------------------------------------------
                                                                      2 0 0 2          2 0 0 1        2 0 0 2 (*)
                                                                      -------          -------        -----------
                                                                        NIS              NIS             US$
                                                                      -------          -------        -----------
                                                                           (in thousands)           (in thousands)
      ASSETS

Current assets
   Cash and cash equivalents                                           27,677          26,279           5,843
   Marketable securities                                               21,550          15,177           4,549
   Trade accounts receivable                                           24,575          24,285           5,188
   Other receivables and prepaid expenses                               3,227           5,047             681
   Inventories                                                         16,618          20,556           3,508
                                                                       ------          ------          ------
      Total current assets                                             93,647          91,344          19,769
                                                                       ------          ------          ------

Property and equipment
   Cost                                                                 7,019           6,445           1,481
   Less - Accumulated depreciation and amortization                     4,165           3,407             879
                                                                       ------          ------          ------
                                                                        2,854           3,038             602
                                                                       ------          ------          ------

Other assets, net                                                          60               9              13
                                                                       ------          ------          ------

                                                                       95,561          94,391          20,384
                                                                       ======          ======          ======

      LIABILITIES AND SHAREHOLDERS'
         EQUITY
Current liabilities
   Short term bank credit                                               1,072           2,295             226
   Trade accounts payable                                              11,366          15,467           2,398
   Due to related parties                                               1,212           1,324             256
   Other payables and accrued expenses                                  2,811           2,455             593
                                                                       ------          ------          ------
      Total current liabilities                                        16,461          21,541           3,473
                                                                       ------          ------          ------

Long-term liabilities
   Accrued severance pay, net                                             166             163              35
   Other long-term liabilities                                             55            --                12
                                                                       ------          ------          ------
      Total long-term liabilities                                         221             163              47
                                                                       ------          ------          ------

Commitments and contingent liabilities

Shareholders' equity
   Share capital:
      Ordinary shares NIS 0.10 par value (authorized -
         10,000,000 shares, issued and outstanding - 4,277,500
         shares at December 31, 2002 and 2001)                            524             524             111
   Additional paid-in capital                                          20,082          20,082           4,240
   Retained earnings                                                   59,273          52,081          12,513
                                                                       ------          ------          ------
                                                                       79,879          72,687          16,864
                                                                       ------          ------          ------
                                                                       95,561          94,391          20,384
                                                                       ======          ======          ======

 (*) Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                  Year ended December 31,
                                                           -------------------------------------------------------------------
                                                              2 0 0 2            2 0 0 1           2 0 0 0         2 0 0 2 (*)
                                                           -----------          ---------         ---------       -----------
                                                                NIS                NIS               NIS               US$
                                                           -----------          ---------         ---------       -----------
                                                                    (in thousands,                       (in thousands,
                                                                  Except share data)                   except share data)
                                                           ------------------------------         ---------------------------

Sales                                                         131,346            135,577           136,920            27,728

Cost of sales                                                 103,069            104,933           107,099            21,758
                                                           ----------         ----------        ----------        ----------

   Gross profit                                                28,277             30,644            29,821             5,970
                                                           ----------         ----------        ----------        ----------

Operating expenses:
   Sales and marketing                                         10,217             10,192             9,753             2,379
   General and administrative                                   8,357              9,228             8,950             1,542
                                                           ----------         ----------        ----------        ----------
      Total operating expenses                                 18,574             19,420            18,703             3,921
                                                           ----------         ----------        ----------        ----------

   Operating income                                             9,703             11,224            11,118             2,049

Financial income (expenses), net                                 (244)             1,837             1,584               (51)

Other income , net                                                 30               --                  26                 6
                                                           ----------         ----------        ----------        ----------

   Income before taxes on income                                9,489             13,061            12,728             2,004

Taxes on income                                                 2,297              4,264             4,337               485
                                                           ----------         ----------        ----------        ----------

   Net income                                                   7,192              8,797             8,391             1,519
                                                           ==========         ==========        ==========        ==========

Earnings per share data:
   Basic earnings per share                                      1.68               2.06              1.96              0.35
                                                           ==========         ==========        ==========        ==========

   Shares used in computing basic earnings
      per ordinary share                                    4,277,500          4,277,500         4,277,500         4,277,500
                                                           ==========         ==========        ==========        ==========

   Diluted earnings per share                                    1.68               2.06              1.96              0.35
                                                           ==========         ==========        ==========        ==========

   Shares used in computing diluted
      earnings per ordinary share                           4,277,500          4,277,500         4,277,500         4,277,500
                                                           ==========         ==========        ==========        ==========

(*) Convenience translation into U.S. dollars.


                                          G. WILLI-FOOD INTERNATIONAL LTD.

                                        CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     Three months ended
                                                                                        December 31,
                                                                  2 0 0 2                 2 0 0 1             2 0 0 2 (*)
                                                                  -------                 -------             -----------
                                                                    NIS                     NIS                   US$
                                                                  -------                 -------             -----------
                                                                                                            (in thousands,
                                                                                                           except share data)

Sales                                                               26,148                 29,686                  5,520

Cost of sales                                                       23,582                 25,458                  4,978
                                                                ----------             ----------             ----------

   Gross profit                                                      2,566                  4,228                    542
                                                                ----------             ----------             ----------

Operating expenses:
   Sales and marketing                                               2,487                  2,878                    525
   General and administrative                                        1,721                  2,106                    363
                                                                ----------             ----------             ----------
      Total operating expenses                                       4,208                  4,984                    888
                                                                ----------             ----------             ----------

   Operating loss                                                   (1,642)                  (756)                  (346)

Financial income, net                                                1,242                  1,258                    262

Other income , net                                                      34                   --                        7
                                                                ----------             ----------             ----------

   Income (loss) before taxes on income                               (366)                   502                    (77)

Taxes on income                                                       (126)                   (23)                   (27)
                                                                ----------             ----------             ----------
   Net income (loss)                                                  (240)                   526                    (50)
                                                                ==========             ==========             ==========

Earnings per share data:
   Basic earnings (losses) per share                                 (0.06)                  0.12                  (0.01)
                                                                ==========             ==========             ==========

   Shares used in computing basic earnings
      (losses) per ordinary share                                4,277,500              4,277,500              4,277,500
                                                                ==========             ==========             ==========

   Diluted earnings (losses) per share                               (0.06)                  0.12                  (0.01)
                                                                ==========             ==========             ==========

   Shares used in computing diluted
      earnings per ordinary share                                4,277,500              4,277,500              4,277,500
                                                                ==========             ==========             ==========

(*) Convenience translation into U.S. dollars.